UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF AUGUST 2016

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

		Page
Explanatory Note		1
Forward-Looking Statements		1
Signature		4
Exhibit Index		5

Exhibit 99.1	Unaudited interim consolidated financial statements at June 30, 2016 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.2	Selected consolidated financial data at June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.3	Operating and Financial Review and Prospects at June 30, 2016 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 101	The following financial statements as of and for the six months ended June 30, 2016 from the Xinyuan Real Estate Co., Ltd.'s Report on Form 6-K for the month of August 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2015 (audited) and June 30, 2016 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2015 and 2016 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2015 and 2016 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and 2016.

EXPLANATORY NOTE

Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-152637, 333-198525 and 333-205371) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, including the Exhibits hereto, contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

1

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include, among others, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to out ability to acquire adequate financing for our future business development;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, our target market cites in China and our targeted areas in the United States.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	the marketing and sales ability of our third-party sales agents;

•	the performance of our third party contractors;

•	laws, regulations and policies relating to real estate developers and the real estate industry in the markets in which we operate;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in the markets in which we operate; and

•	fluctuations in general economic and business conditions in the markets in which we operate.

Additional factors which could adversely impact our business and financial performance, including the risks outlined in our 2015 Form 20-F under “Item 3. Key Information - D. Risk Factors.” You should read thoroughly this Report on Form 6-K and the Exhibits hereto with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

2

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made in this Report on Form 6-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities laws.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Huaiyu Liu
Name:	Huaiyu Liu
Title:	Chief Financial Officer

Date: August 22, 2016

4

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited interim consolidated financial statements at June 30, 2016 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.2	Selected consolidated financial data at June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 99.3	Operating and Financial Review and Prospects at June 30, 2016 and for the six months ended June 30, 2016 and 2015 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries.

Exhibit 101	The following financial statements as of and for the six months ended June 30, 2016 from the Company’s Report on Form 6-K for the month of August 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2015 (audited) and June 30, 2016 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2015 and 2016 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2015 and 2016 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and 2016.

5